Forest Laboratories, Inc. 909 Third Avenue New York, NY 10022

Tel (212) 421-7850	Fax (212) 224-6740

Francis I. Perier, Jr.

March 20, 2008

VIA EDGAR

Jim B. Rosenberg, Senior Assistant Chief Division of Corporation Finance Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

Re:	Forest Laboratories, Inc. Form 10-K for the Fiscal Year Ended March 31, 2007 File No. 001-05438

Dear Mr. Rosenberg:

We are in the process of drafting our response to the Securities and Exchange Commission’s comment letter dated February 8, 2008, File Number 001-05438. Our response has been delayed as a result of certain scheduling conflicts and the absence of one of the Company’s counsel due to illness. We anticipate filing our response by April 4, 2008.

Sincerely,

/s/ Francis I. Perier, Jr.
of FOREST LABORATORIES, INC.

Cc:	Tabatha Akins Staff Accountant Mary Mast Senior Accountant Sebastian Gornez Abero Staff Attorney Jeff Riedler Assistant Director